

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2019

Eric Russell
Chief Financial Officer
RREEF Property Trust, Inc.
345 Park Avenue
26th Floor
New York, NY 10154

  Re: RREEF Property Trust, Inc.
   Form S-11
   Filed June 28, 2019
   File No. 333-232425

Dear Mr. Russell:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Stacie Gorman at 202-551-3585 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate and
       Commodities

cc: Jason W. Goode, Esq.